SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 07 February, 2023

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	bp Integrated Energy Company strategy update dated 07 February 2023

Exhibit 1.1

press release

7 February 2023

bp Integrated Energy Company strategy update:

Growing investment, growing value, growing distributions

●         Performing while transforming:
−     Performing: 2022 EBITDA $60.7 billion; full year operating cash flow $40.9 billion; net debt $21.4 billion, lowest for almost a decade; ROACE 30.5%; full year tax $15.1 billion; strongest upstream plant reliability on record; lowest production costs in 16 years
−    Transforming: investment in transition growth engines c. 30% of 2022 total investment, up from c. 3% in 2019

●         Leaning further into bp's strategy:
−     Investing more in the energy transition and bp's transition, investing more in supporting energy security and energy affordability today
−     Up to $8 billion more into transition growth engines by 2030 - growing in higher-return bioenergy, and convenience & EV charging; focusing hydrogen and renewables & power where bp can leverage integration
−     Up to $8 billion more into oil and gas by 2030 - targeting short-cycle fast-payback opportunities with lower additional operational emissions
−     Aim to materially increase earnings through 2030 - aiming for $51-56 billion group EBITDA in 2030

●         Delivering for shareholders:
−     Growing dividends: 10% increase in dividend per ordinary share for fourth quarter, representing 21% growth from 4Q 2021
−     Growing buybacks: further $2.75 billion buybacks announced today; total of $11.25 billion buybacks announced from 2022 surplus cash flow
−     Increasing targets: over 12% annual EBIDA per share growth to 2025; over 18% ROACE in 2025 and 2030

Since introducing its new purpose, net zero ambition, organisation and strategy in 2020, bp has built strong momentum across its strategy and delivered value for shareholders. The major global uncertainties experienced in the past three years - from the pandemic and its aftermath to the impact of Russia's attack on Ukraine - have increased the world's focus on energy security and affordability as well as accelerated the drive towards a lower carbon energy system.

bp chief executive Bernard Looney said: "It's clearer than ever after the past three years that the world wants and needs energy that is secure and affordable as well as lower carbon - all three together, what's known as the energy trilemma. To tackle that, action is needed to accelerate the transition. And - at the same time - action is needed to make sure that the transition is orderly, so that affordable energy keeps flowing where it's needed today.

"As an integrated energy company, bp is very deliberately set up to help on both counts. With three years of delivery and track record - we have increased confidence our strategy is working. And with today's announcement we are leaning further in. We are growing our investment into our transition and, at the same time, growing investment into today's energy system. In doing so - we see tremendous opportunity to create value. And it's what governments and customers are asking of companies like us."

bp now aims to accelerate the growth in earnings from its transition growth engines (TGEs) while also delivering higher earnings than previously expected from its oil and gas businesses through 2030 - both compared to bp's previous aims(1).

bp plans to support this growth by disciplined increases in investment over the period to 2030 of up to $8 billion in the TGEs and up to $8 billion in oil and gas. bp is adjusting its target capital expenditure range to $14-18 billion a year out to 2030(2), from the previous range of $14-16 billion. All investments will remain subject to disciplined application of bp's balanced investment and returns criteria.

bp expects this additional incremental investment to deliver around $3 billion additional group EBITDA in 2025 and is aiming for that to grow to $5-6 billion in 2030. This would comprise an additional $2 billion from the TGEs and $3-4 billon from oil and gas projects in 2030. bp has also raised its oil and gas price and refining margin assumptions(3).

As a result of both factors, bp is now targeting group EBITDA of $46-49 billion in 2025 and is aiming for $51-56 billion in 2030, in a $70/barrel (2021 real) oil price environment. These compare to its previous target and aim, from May 2022, of around $38 billion in 2025 and $39-46 billion in 2030 at $60/barrel (2020 real).

PERFORMING WHILE TRANSFORMING

After setting out its new purpose, net zero ambition, structure and strategy in 2020, bp's focus is now on delivering its transformation into an Integrated Energy Company.

Bernard Looney: "Throughout 2022, bp continued to focus on delivery of our Integrated Energy Company strategy. We are helping provide the energy the world needs today and - at the same time - investing with discipline into our transition and the energy transition - as demonstrated by the Archaea Energy acquisition. We are strengthening bp, with our strongest upstream plant reliability on record and our lowest production costs in 16 years, helping to generate strong returns and reducing debt for the 11th quarter in a row. Importantly, we are delivering for our shareholders - with buybacks and a growing dividend. This is exactly what we said we would do and will continue to do - performing while transforming."

In 2022, bp delivered EBITDA of $61 billion, operating cash flow of $41 billion, including around $7 billion working capital build, and reported underlying replacement cost profit of $28 billion.

It continued to strengthen its finances, reducing net debt by $9.2 billion over the year to $21.4 billion - the lowest for over nine years. ROACE for the year was 30.5%. For 2022, bp incurred a total tax charge of $15.1 billion on an underlying basis, representing an effective tax rate of 34%.

bp also delivered sector-leading distributions for its shareholders in 2022. bp today announced a 10% increase in the quarterly dividend for the fourth quarter of 2022, to 6.61c per ordinary share. Together with the 10% rise in the second quarter of 2022, this represents 21% growth in the dividend compared to the fourth quarter of 2021.

With plans for $2.75 billion share buybacks from fourth quarter surplus cash flow announced today, bp has also announced a total of $11.25 billion share buybacks from 2022 surplus cash flow.

Through 2022, bp also continued to deliver its transformation, notably with the acquisition of biogas producer Archaea Energy, forming Azule Energy with Eni in Angola, and adding significant potential opportunities for hydrogen, including in Australia, Abu Dhabi, Egypt, Oman and Mauritania.

In 2022, it invested $4.9 billion, around 30% of its total $16.3 billion capital expenditure, into its transition growth engines − including the acquisition of Archaea Energy. This compares to around 3% in 2019. bp continues to expect this proportion to grow to around 50% in 2030.

LEANING FURTHER INTO BP'S STRATEGY

More investment in bp's transition
bp aims to increase investment in its TGEs by up to $1 billion a year on average, or up to a cumulative additional $8 billion to 2030. bp's investment in its TGEs is now expected to reach $7-9 billion a year in 2030(4) − with cumulative investment over 2023-2030 around $55-65 billion.

bp aims to invest around half of this cumulative total in the TGEs where bp has established businesses, capabilities and track record - in bioenergy, and in convenience and EV charging; the other half in hydrogen and renewables & power.

bp expects to achieve returns of greater than 15% from bioenergy, and from convenience and EV charging combined, and double digit returns from hydrogen. It expects 6-8% unlevered returns in renewables.

Earnings from bp's TGEs are expected to grow as a result of these changes. bp now expects the TGEs to deliver $3-4 billion EBITDA in 2025, and is aiming for $10-12 billion in 2030, comprising: over $4 billion from bioenergy; over $4 billion from convenience and EV charging; and $2-3 billion from hydrogen and renewables & power.

Bernard Looney: "We will increase our focus on the transition growth engines able to deliver nearer-term solutions - like EV chargers and sustainable aviation fuels - that can help people and businesses decarbonise sooner.  And we will continue to build our hydrogen and renewables and power businesses for the longer term, based around projects where bp's integrated approach can create significant additional value."

Bioenergy: bp plans to grow its established bioenergy businesses materially. It plans to increase its supply of biogas six-fold, underpinned by Archaea Energy, to up to 70,000 barrels of oil equivalent a day in 2030. bp aims to increase biofuel production to around 100,000 barrels a day by 2030, supported by five major new projects at bp refineries, focused on production of sustainable aviation fuel.

Convenience and EV charging: expansion of bp's strategic convenience site networks is expected to drive growth in bp's convenience gross margin by around 10% a year to 2030. Together with EV charging they are expected to help grow bp's ability to offer lower carbon transport solutions for customers. Today bp has 22,000 EV charge points and aims for more than 100,000 by 2030 − around 90% rapid or ultra-fast. It is developing leading positions in key geographies worldwide, underpinned by partnerships with major fleet operators.

Hydrogen and renewables & power: through this decade bp aims to establish the foundations of a material business for the future. bp aims to build a leading position globally in hydrogen, initially supplying its own refineries, scaling up to meet growing customer demand and in parallel, as markets develop, developing global export hubs for hydrogen and its derivatives. By 2030 bp aims to produce between 0.5-0.7 million tonnes a year of primarily green hydrogen, also pursuing selected blue hydrogen opportunities.

In renewables & power, bp will focus investment on opportunities where it can create integration value and enhance returns. bp aims to build a portfolio - including a global position in offshore wind - in support of green hydrogen, e-fuels, EV charging and power trading, together with continued growth in its self-funded solar joint venture Lightsource bp. bp remains on track to deliver its aim of having developed 50GW renewable power to FID by 2030; of this it aims to have around 10GW net installed capacity - largely operated. bp also expects to have assets under construction and for Lightsource bp to contribute materially.

More investment in today's energy system:
bp also aims to increase investment into resilient high-quality oil and gas projects - again by an average of up to $1 billion a year, or up to a cumulative $8 billion to 2030. The investment will help to meet near-term demand for secure supplies of oil and gas, generating additional earnings that can further strengthen bp and support investment in its transition.

The incremental investment to 2025 will target shorter-term, fast-payback projects that maximise value and can deliver rapidly, with minimal new infrastructure. While bp will continue to high-grade its global oil and gas portfolio, due to improving operational reliability and commerciality over the past four years it also now anticipates retaining some oil and gas assets longer than previously envisaged.

Bernard Looney: "We need continuing near-term investment into today's energy system - which depends on oil and gas - to meet today's demands and to make sure the transition is an orderly one. We have high-quality options throughout our portfolio, allowing us to choose only the best. We will prioritise projects where we can deliver quickly, at low cost, using our existing infrastructure, allowing us to minimise additional emissions and maximise both value and our contribution to energy security and affordability."

As a result of these changes, bp anticipates its oil and gas production will be around 2.3 million barrels of oil equivalent a day (mmboe/d) in 2025 and aims for it to be around 2.0 mmboe/d in 2030. This 2030 production would be around 25% lower than bp's production in 2019, excluding production from Rosneft, compared to bp's previous expectation of a reduction of around 40%. bp correspondingly now aims for a fall of 20% to 30% in emissions from the carbon in its oil and gas production(5) in 2030 compared to a 2019 baseline, lower than the previous aim of 35-40%.

From the first quarter of 2022, bp has no longer reported oil and gas production from Russia. With the removal of this Russian production, bp's full year average reported production in 2022 was around 40% lower than the total production bp reported in 2019.

DELIVERING FOR SHAREHOLDERS

bp remains focused on the disciplined delivery of its financial frame. Through the financial frame and bp's business plans out to 2025, in a $70 per barrel price environment, bp aims to offer:

●     Accelerating growth: with a compound average growth rate for EBIDA per share of over 12% between 2H 2019/1H2020 to 2025 at $70 per barrel 2021 real.

●     Competitive returns: expecting to achieve a return on average capital employed (ROACE) of over 18% in both 2025 and 2030 at $70 per barrel 2021 real.

●     Debt reduction: intending to allocate around 40% of 2023 surplus cash flow to further strengthening the balance sheet.

●     Compelling shareholder distributions:
−     Dividends: bp expects to maintain a resilient cash balance point of around $40 per barrel Brent oil price, with $11 per barrel refining marker margin and $3 per million BTU Henry Hub gas price. bp continues to see the capacity to continue to grow its dividend per ordinary share by around 4% a year at around $60/barrel, subject to the board's discretion(6).
−     Buybacks(6): bp is committed to allocating 60% of 2023 surplus cash flow to share buybacks, expecting a buyback of around $4 billion a year − at around $60 a barrel, at the lower end of its capital expenditure range and subject to maintaining a strong investment grade credit rating. The buyback commitment offers leverage to higher price environments.

●     This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of BP p.l.c. is Ben Mathews, Company Secretary.

●     bp's fourth quarter and full year 2022 results can be seen at www.bp.com/results.

Further information:
bp press office, London: bppress@bp.com

Notes:
(1)    Compared to aims set out by bp in February 2022.
(2)    Capital expenditure in 2023 planned to be in range $16-18 billion.
(3)     Assumptions to 2030, all 2021 real: Brent oil price $70/barrel; Henry Hub gas price $4/million Btu; bp refining marker margin, $14/barrel. See also note 1 of bp 4Q and full year results 2022.
(4)     bp's investment in TGEs is expected to be $6-8 billion in 2025.
(5)     bp's aim to reach net zero* CO2 emissions, in accordance with bp's Aim 2, from the carbon in our oil and gas production, in respect of the estimated CO2 emissions from the combustion of upstream production of crude oil, natural gas and natural gas liquids on a bp equity share basis based on bp's net share of production, excluding bp's share of Rosneft    production and assuming that all produced volumes undergo full stoichiometric combustion to CO2. Aim 2 is bp's Scope 3 aim and relates to Scope 3, category 11 emissions.  Any interim target or aim in respect of bp's Aim 2 is defined in terms of absolute reductions relative to the baseline year of 2019.
(6)     In setting the dividend per ordinary share and the buyback each quarter the board will take into account factors including the cumulative level of and outlook for surplus cash flow, the cash balance point and the maintenance of a strong investment grade credit rating.

●     For the purposes of this announcement, each of the following terms has the meaning given to it in bp's fourth quarter and full year 2022 financial results announcement: operating cash flow; net debt; ROACE; upstream plant reliability; EV charge points; surplus cash flow; cash balance point; capital expenditure; refining marker margin (RMM); strategic convenience sites and underlying replacement cost (RC) profit.
●     For the purposes of this announcement, each of the following terms has the meaning given to it in the bp Annual Report and Form 20-F 2021: convenience gross margin.
●     EBIDA: has the meaning given to the term Adjusted EBIDA in bp's fourth quarter and full year 2022 financial results announcement.
●     EBIDA per share: share buybacks are modelled across a range of share prices in this calculation and EBIDA is after impact of planned divestments.
●     EBITDA: has the meaning given to the term Adjusted EBITDA in bp's fourth quarter and full year 2022 financial results announcement.
●    Net zero: References to net zero for bp in the context of our ambition and Aims 1, 2 and 3 mean achieving a balance between (a) the relevant Scope 1 and 2 emissions (for Aim 1), Scope 3 emissions (for Aim 2) or product lifecycle emissions (for Aim 3), and (b) the aggregate of applicable deductions from qualifying activities such as sinks under our methodology at the applicable time.

●     Rapid or ultra-fast: rapid charging ≥50kW and ultra-fast charging ≥150kW.

Cautionary statement:
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA') and the general doctrine of cautionary statements, bp is providing the following cautionary statement: The discussion in this results announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see', 'focus on' or similar expressions.
In particular, the following, among other statements, are all forward looking in nature: plans and expectations regarding bp's performance, earnings, returns, capital expenditure, targets and market position through 2025 and/or 2030; expectations related to oil and gas prices and refining margins; expectations regarding bp's plans to invest up to an additional $8 billion in its transition growth engines and up to additional $8 billion in oil and gas projects, both by 2030; plans and expectations related to earnings growth, including the aim of group EBITDA of $51-56 billion in 2030 at oil prices of $70 per barrel in 2021 real terms; plans and expectations related to bp's target of growing EBIDA per share at over 12% compound average growth rate through 2025, and growing ROACE to over 18% in both 2025 and 2030; plans, expectations and assumptions regarding oil and gas demand, supply and prices; plans and expectations regarding bp's transition growth engines of bioenergy, convenience, EV charging, hydrogen and renewables and power, including plans and expectations related to allocation of capital expenditure, returns and EBITDA growth; expectations regarding earnings from incremental investments including the delivery of $5-6 billion of additional EBITDA in 2030; plans and expectations regarding the growth of bp's bioenergy business; plans and expectations related to the expansion of strategic convenience site networks and EV charge points; plans and expectations regarding hydrogen, including aims to establish a future material business and build a leading global position, customer demand, the development of global export hubs, and aims relating to green and blue hydrogen; plans and expectations in renewables and power, including the target of developing 50 gigawatts to FID and having 10 gigawatts net installed capacity mainly bp operated, both by 2030 and Lightsource bp's contribution to bp's targets and aims; plans and expectations regarding investment into resilient high-quality oil and gas projects; bp's plans to continue to high-grade its global oil and gas portfolio; plans and expectations regarding the retention of certain oil and gas assets; plans and expectations relating to bp's future oil and gas production; plans and expectations relating to taxes, including the effective tax rate; plans regarding future quarterly dividends and the amount and timing of share buybacks;  plans and expectations regarding the allocation of surplus cash flow and cash balance point; and plans and expectations relating to the reduction of debt and maintenance of an investment grade credit rating.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp.
Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the effects of bp's plan to exit its shareholding in Rosneft and other investments in Russia, the impact of COVID-19, overall global economic and business conditions impacting bp's business and demand for bp's products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America and continued base oil and additive supply shortages; OPEC+ quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and policies, including related to climate change; changes in social attitudes and customer preferences; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; bp's access to future credit resources; business disruption and crisis management; the impact on bp's reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; the possibility that international sanctions or other steps or actions taken by any competent authorities or any other relevant persons may impact Rosneft's business or outlook, bp's ability to sell its interests in Rosneft, or the price for which bp could sell such interests; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this report, as well as those factors discussed under "Risk factors" in bp's Annual Report and Form 20-F 2021 as filed with the US Securities and Exchange Commission and those factors discussed under "Principal risks and uncertainties" in bp's Report on Form 6-K regarding results for the six-month period ended 30 June 2022 as filed with the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 February 2023
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary